EXHIBIT 99.1

Hut 8 partners with Zenlayer to bring on-demand high-performance computing to Web 3.0 and blockchain customers

Partnership brings global edge cloud services provider Zenlayer to Canada

TORONTO, Aug. 23, 2022 /CNW/ - Hut 8 Mining Corp. (NASDAQ: HUT) (TSX: HUT) ("Hut 8" or the "Company"), one of North America's largest, innovation-focused digital asset mining pioneers and high-performance computing infrastructure provider, has signed a partnership with Zenlayer, a massively distributed edge cloud service provider, to bring industry-leading edge computing solutions to Web 3.0, blockchain, and enterprise customers.

The partnership enables Hut 8 customers to instantly deploy and run their applications using Zenlayer's edge cloud platform. Users can easily self-provision compute and networking services through APIs or an online console accessible to more than 40 countries in the world. In addition, Zenlayer's customers will now be able to tap into the Canadian market as Zenlayer deploys additional cloud regions with Hut 8 at their Kelowna and Mississauga data centres.

"We are thrilled to welcome Zenlayer as a trusted partner to mutually enhance our offerings for high-performance computing to our existing and future customers," said Jaime Leverton, CEO Hut 8. "Zenlayer is a global leader in edge cloud services, and we are proud to be the first to bring their services to Canada and continue growing the cloud solutions landscape for Web 3.0, blockchain, and enterprise customers."

"Hut 8's allocated digital asset mining and open-source distributed ledger technology make them a market leader in the crypto industry," said Joe Zhu, Founder and CEO of Zenlayer. "We are delighted to partner with Hut 8 to provide joint solutions to the growing blockchain and Web 3.0 ecosystem, and look forward to deeper product integrations in the future."

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any digital asset miner or publicly-traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

About Zenlayer

Zenlayer is a massively distributed edge cloud provider, operating more than 270 Points of Presence across 45+ countries. Businesses utilize Zenlayer's on-demand cloud compute and networking services to deploy and run applications at the edge.

Zenlayer enables organizations to instantly improve real-time digital experiences at scale. Visit us online at www.zenlayer.com and connect with us on LinkedIn and Twitter.

Cautionary Note Regarding Forward–Looking Information

Certain information in this press release, including with respect to the Company's future financial and/or operating performance, constitute "forward-looking information" and "forward-looking statements" withing the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "is positioned", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 17, 2022, and Hut 8's other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

View original content to download multimedia:https://www.prnewswire.com/news-releases/hut-8-partners-with-zenlayer-to-bring-on-demand-high-performance-computing-to-web-3-0-and-blockchain-customers-301610459.html

SOURCE Hut 8 Mining Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2022/23/c5324.html

%CIK: 0001731805

For further information: Investor contact: Sue Ennis, sue@hut8mining.com; Media contact: Erin Dermer, erin.dermer@hut8mining.com

CO: Hut 8 Mining Corp

CNW 06:30e 23-AUG-22